

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

Exemption No. 82-4962

28 June 2005



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX
FAX # 001-202-942-9525

SUPPL

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Thirty-Seventh Annual General Meeting for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD



TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

bcc. The Bank of New York
101 Barclay Street
New York, NY 10286
Fax No: (212) 815-2276/571-3050

Attention: Ms Violet Pagan

Messrs Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, DE 19715
Fax No: 001-302-738-7210

Attention: Mr Donald J. Publisi



Form Version 2.0

General Announcement

Ownership transfer to **GENTING/EDMS/KLSE** on **28/06/2005 09:14:12 AM**
Reference No **GG-050628-6C773**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

GENTING BERHAD ("GB" or "the Company")
- Thirty-Seventh Annual General Meeting ("37th AGM")

* **Contents :-**

The Board of Directors of GB is pleased to inform that the shareholders of GB have at the 37th AGM of the Company held on Tuesday, 28 June 2005 approved all the resolutions under Ordinary Business as set out in the Notice of the 37th AGM contained in the Annual Report for Year 2004.

GENTING BERHAD

TAN SRI LIM KOK THAY
Chairman, President & Chief Executive

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: